SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                         Paradigm Geophysical Ltd.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                     Ordinary Shares, NIS 0.5 par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 69900J104
-------------------------------------------------------------------------------
                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                 May 15, 2001
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 69900J104

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    SHAMROCK HOLDINGS, INC. - 75-1984190

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    NOT APPLICABLE

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,649,943 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,649,943 ORDINARY SHARES

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,649,943 ORDINARY SHARES

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    NOT APPLICABLE

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.2%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

                             SCHEDULE 13D

CUSIP No. 69900J104

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    SHAMROCK HOLDINGS, OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    NOT APPLICABLE

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           772,750 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         772,750 ORDINARY SHARES

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    772,750 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    ROW (11) DOES NOT INCLUDE 877,193 ORDINARY SHARES HELD DIRECTLY BY SHAMROCK HOLDINGS, INC. BENEFICIAL OWNERSHIP OF THOSE SHARES IS DISCLAIMED BY THE REPORTING PERSON.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

INTRODUCTION

     This statement amends a Schedule 13D filed on May 25, 1999, as amended on August 19, 1999 (collectively, the "Amended Schedule 13D") by (1) Shamrock Holdings, Inc., a Delaware corporation ("SHI"), and (2) Shamrock Holdings of California, Inc., a California corporation ("SHOC"), with respect to Ordinary Shares, par value NIS 0.5 per share (the "Ordinary Shares"), of Paradigm Geophysical Ltd., an Israeli corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     ITEM 2 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          (a)-(c), (f) Gregory S. Martin is hereby added to the list of directors, executive officers and controlling persons of SHOC and SHI set forth in the Amended Schedule 13D. Mr. Martin's position and principal occupation is as Chief Financial Officer and Treasurer of SHI and as Chief Financial Officer and Treasurer of SHOC. Mr. Martin is a citizen and resident of the United States, and his business address is 4444 Lakeside Drive, Burbank, California 91505.

          (d)-(e) During the last five years, neither SHOC nor SHI nor, to SHOC's best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   AMOUNT AND SOURCE OF FUNDS.
          --------------------------

     ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          In September 2000, Private Equity Holding AG, a Swiss company ("PEH"), made a payment of approximately $4,600,000 to SHOC, representing 50% of the aggregate original purchase price of the Ordinary Shares held by SHOC and SHI. See Items 4-6 below.

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

     ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          Pursuant to a Letter Agreement, dated May 4, 2001 (the "Letter Agreement"), entered into on May 15, 2001 between Shamrock Euro, L.L.C., a Delaware limited liability company and related party of SHI and SHOC ("Shamrock Euro"), and PEH, SHI and SHOC are obligated to transfer the Ordinary Shares of the Company held by them to Trefoil Euro Fund, L.P., a Delaware limited partnership formed by Shamrock Euro, of which PEH is a limited partner (the "Partnership"), upon finalization of the structure of the Partnership.

          The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement, which is attached hereto as Exhibit 5 and is incorporated herein by reference.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

     ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          (a) - (b) Since the date of the Amended Schedule 13D, the Company has issued additional shares to persons other than SHI and SHOC, thereby reducing the percentage ownership of SHI and SHOC in the Company as follows:

          As of the date hereof, SHI directly holds 877,193 Ordinary Shares, constituting approximately 5.9% of the issued and outstanding Ordinary Shares.

          SHOC directly holds 772,750 Ordinary Shares, constituting approximately 5.3% of the issued and outstanding Ordinary Shares. Because SHI is a controlling person of SHOC, SHI and SHOC may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act with respect to the Ordinary Shares each owns. In that event, SHI would be deemed to beneficially own 1,649,943 Ordinary Shares, representing approximately 11.2% of the issued and outstanding Ordinary Shares. SHOC disclaims beneficial ownership of the Ordinary Shares held by SHI.

          Accordingly, SHI beneficially owns 877,193 Ordinary Shares, representing approximately 5.9% of the issued and outstanding Ordinary Shares, over which it possesses sole voting and dispositive power.

          In addition, Stanley P. Gold, an executive officer and director of SHI and SHOC, and Robert G. Moskowitz, an executive officer of SHI and SHOC, individually own 27,000 and 13,750 Ordinary Shares, respectively. Mr. Gold and Mr. Moskowitz each possess sole voting and dispositive power over those shares owned by them, which separately represent less than .5% of the outstanding Ordinary Shares. SHI and SHOC each disclaim beneficial ownership of those shares.

          Finally, each of the controlling persons of SHI and SHOC may be deemed to beneficially own the Ordinary Shares held by SHI, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

          The percentages set forth in the response to Items 5(a) and 5(b) assume that 14,691,904 Ordinary Shares were outstanding on May 15, 2001 based on the representations made by the Company in its Form 6-K filed with the SEC on January 24, 2001.

          (d) Pursuant to the Letter Agreement, SHI and SHOC are obligated to hold a portion of any proceeds or distributions received by SHI or SHOC in respect of the Ordinary Shares of the Company for the account of PEH in accordance with PEH's interest in the Partnership.

          The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement, which is attached hereto as Exhibit 5 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

     ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          Shamrock Euro and PEH have entered into the Letter Agreement pursuant to which Shamrock Euro and PEH acknowledged that they had formed the Partnership in April 1999 for the purpose of making investments in various companies in Israel and Europe. Since April 1999, Shamrock Euro and certain related parties, including SHI and SHOC, have made investments in certain Israeli and European entities, including the Company, with the objective of transferring those investments to the Partnership upon finalization of the Partnership's structure. The Letter Agreement further acknowledges that PEH has made certain payments to related parties of Shamrock Euro, including amounts representing one half of the investments in such Israeli and European companies, and that such related parties are holding the interests in part for the benefit of PEH in accordance with its interest in the Partnership. Pursuant to the Letter Agreement, Shamrock Euro and PEH have agreed that Shamrock Euro and such related parties will transfer such investments, including the investment in the Company, to the Partnership upon finalization of the Partnership's structure.

          The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement, which is attached hereto as Exhibit 5 and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING EXHIBIT:

              DOCUMENT
              --------

Exhibit 5 --  Letter Agreement dated May 4, 2001, entered into on May 15,
              2001 between Shamrock Euro, L.L.C. and Private Equity Holding AG

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    May 17, 2001

                                    SHAMROCK HOLDINGS, INC.


                                    By: /s/ Robert G. Moskowitz
                                        -------------------------------
                                        Robert G. Moskowitz
                                        Executive Vice President



                                    SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                    By: /s/ Gregory S. Martin
                                        -------------------------------
                                        Gregory S. Martin
                                        Chief Financial Officer

                               EXHIBIT INDEX

              DOCUMENT
              --------

Exhibit 5 --  Letter Agreement dated May 4, 2001, entered into on May 15,
              2001 between Shamrock Euro, L.L.C. and Private Equity Holding AG